Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

March 6, 2023

Via EDGAR CORRESPONDENCE

Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Active ETFs, Inc. - AB High Yield ETF Post-Effective Amendment No. 2 File Nos. 333-264818 and 811-2379

Dear Mr. Oh:

This letter responds to an additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding (1) the above-referenced post-effective amendment to the registration statement filed on December 22, 2022 (the “Post-Effective Amendment”), on Form N-1A for AB High Yield ETF (the “Fund”), a series of AB Active ETFs, Inc. (“Registrant”) and (2) Registrant’s initial response letter to Staff comments on the Post-Effective Amendment, which was filed via EDGAR correspondence on February 15, 2023 (“Initial Letter”). You provided an additional comment to Alexandra K. Alberstadt and me by telephone on February 27, 2023.

The Staff’s comment and our response thereto on behalf of Registrant and the Fund are set forth below.

Comment 1:	The Staff reiterates Comment 5 from the Initial Letter. With respect to the 80% policy for the Fund, please revise the disclosure to include the italicized language “…80% of its net assets, including borrowings for investment purposes” in the Principal Strategies section.

Response:	Registrant believes that its current disclosure is consistent with the requirements of Rule 35d-1 under the Investment Company Act of 1940. As previously indicated, “borrowings for investment purposes” is included in determining compliance with the referenced 80% investment policy, consistent with how the policy has been applied with respect to the AB High Yield Portfolio, the Fund’s predecessor fund. Registrant confirms that the Acquiring Portfolio does not currently expect to engage in traditional borrowings for investment purposes in connection with implementing the referenced 80% investment policy and that if it were to engage in traditional borrowings or transactions treated as borrowings, the amounts of such borrowings would be included in determining compliance with the referenced 80% investment policy. Registrant respectfully declines to revise the Prospectus in response to this comment, but will consider the Staff’s position in connection with any update to Fund disclosures arising from further amendments to Rule 35d-1.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833 or Alexandra K. Alberstadt at (212) 574-1217.

Sincerely,

/s/ Lauren A. Clise
Lauren A. Clise

cc:	Nancy E. Hay, Esq. Paul M. Miller, Esq. Alexandra K. Alberstadt, Esq. Lancelot A. King, Esq.

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